King Equity Group Inc
dba
World Data Science Institute

—

2020 GAAP FINANCIAL STATEMENT

Created April 2 2021

Introduction

King Equity Group Inc.
(Dba World Data Science Institute)
Balance Sheet

As of June 30, 2021

ASSETS

CURRENT ASSETS

Cash and cash equivalents		-
Prepaid expenses		-
Accounts receivable		-
TOTAL CURRENT ASSETS		-

FIXED (LONG-TERM) ASSETS

Long Term Investments		-
(Less Accumulated depreciation)		-
Intangible Assets		1,669.32
TOTAL FIXED ASSETS		-
TOTAL ASSETS		1,669.32

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES

Accounts payable		-
TOTAL CURRENT LIABILITIES		-

SHAREHOLDERS' EQUITY

Capital Stock Authorized (16,000,000 shares, 11,770,000 shares issued and outstanding. $.001 par value)		117.70
Additional Paid in Capital		1551.62
TOTAL SHAREHOLDER EQUITY		1,669.32
TOTAL LIABILITIES AND SHAREHOLDER EQUITY		1,669.32

King Equity Group Inc. (dba World Data Science Institute) Income Statement

Revenue

Gross sales	
(Less sales returns and allowances)	
Total Revenue	**0**

Cost of Goods Sold

Beginning inventory	
Goods purchased	
Goods manufactured: Raw materials	
Goods manufactured: Direct labor	
Total Goods Available	
(Less ending inventory)	
Cost of Goods Sold	**0**

Gross Profit (Loss)

Revenues	
Cost of Goods Sold	
Gross Profit (Loss)	**0**

Operating Expenses

Advertising	
Bad debt	
Commissions	
Depreciation	
Employee benefits	
Furniture and equipment	
Insurance	
Maintenance and repairs	
Office supplies	
Payroll taxes	
Rent	
Research and development	
Salaries and wages	
Software	
Travel	
Utilities	
Web hosting and domains	
Other	
Total Operating Expenses	**0**

Net Operating Income (Loss)

Gross Profit	
Total Operating Expenses	
Net Operating Loss	**0**

Total Other Income/(Expense)

Interest Expense	
Interest Income	
Total Other Income/(Expense)	**0**

Net Income (Loss)

Net Operating Loss	
Total Other Income/(Expense)	
Net Income (Loss)	**0**

Total Comprehensive Income (Loss)

Foreign currency translation gain/(loss)	
Total Comprehensive Income (Loss)	0

King Equity Group Inc. (dba World Data Science Institute) Equity Statement

For the Years Ending [Dec 31, 2020]

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, SEPTEMBER 3, 2020 (INCEPTION)							
Contributions	11,770,000	$117.70	0	$0.00	$1,551.62		$1,669.32
Other comprehensive gain/(loss)	0	0	0	0	0	0	0
Net income	0	0	0	0	0	0	0
ENDING BALANCE, DECEMBER 31, 2020	11,770,000	$117.70	0	$0.00	$1,551.62	$0.00	$1,669.32

King Equity Group Inc. (dba World Data Science Institute) Cashflow Statement

Cash Flows from Operating Activities

Net Loss	$0.00
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	**$0.00**
(Increase) decrease in assets:	
Accounts receivable	$0.00
Inventory	$0.00
Prepaid expenses and other current assets	$0.00
Security deposit	$0.00
Increase (decrease) in liabilities:	
Accounts payable	$0.00
Credit cards payable	$0.00
Warranty reserve	$0.00
Sales tax payable	$0.00
Deferred revenue	$0.00
Accrued expenses	$0.00
Cash used for Operating Activities	**0**

Cash used for Operating Activities

Beginning inventory	
Goods purchased	
Goods manufactured: Raw materials	
Goods manufactured: Direct labor	
Total Goods Available	
(Less ending inventory)	
Cost of Goods Sold	**0**

Gross Profit (Loss)

Revenues	
Cost of Goods Sold	
Gross Profit (Loss)	**0**

Operating Expenses

Advertising	
Bad debt	
Commissions	
Depreciation	
Employee benefits	
Furniture and equipment	
Insurance	
Maintenance and repairs	
Office supplies	
Payroll taxes	
Rent	
Research and development	
Salaries and wages	
Software	
Travel	
Utilities	
Web hosting and domains	
Other	

Total Operating Expenses	0

Net Operating Income (Loss)	
Gross Profit	
Total Operating Expenses	
Net Operating Loss	0

Total Other Income/(Expense)	
Interest Expense	
Interest Income	
Total Other Income/(Expense)	0

Net Income (Loss)	
Net Operating Loss	
Total Other Income/(Expense)	
Net Income (Loss)	0

Total Comprehensive Income (Loss)	
Foreign currency translation gain/(loss)	
Total Comprehensive Income (Loss)	0

King Equity Group Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2020

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception (September 3, 2020 through December 31, 2020).

King Equity Group, Inc. was incorporated in the State of Florida on September 3, 2020.

King Equity Group Inc is doing business to the general public as the World Data Science Institute.

King Equity Group Inc.(dba World Data Science Institute) is a SEC registered Financial Data Science Research and Development Company.

Created by an actual Data Scientist, the focus of the company is designing Blockchain and Financial Technology Applications using Data Science.

King Equity Group Inc.(dba World Data Science Institute) is an exempt Investment research and development company that focuses on Financial Data Science and Fintech related business ventures.

Our main project is a Blockchain Peer to Peer lending Technology called "CryptoShare".

The company is headquartered in Florida with several business relationships in Atlanta, Washington DC, New York, Philadelphia, and International countries.

We look to conduct Research & Development in the following areas:

- Online International Payment Processing Financial Applications

- Financial Technologies using Blockchain

- Cryptocurrency ATM Technology

- Data Security & Protection

Fiscal Year

The Company operates on a December 31th fiscal year.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States due to Covid-19. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, Covid-19 shutdowns, downturn or otherwise unforeseen occurrences. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company at this time has yet to generate cash or cash equivalents since inception (September 3, 2020 - December 31, 2020)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The Company evaluates the collectability of accounts receivable on a customer-by-customer basis.

The company has yet to generate accounts receivable since inception (September 3, 2020 - December 31, 2020).

Inventory

The company has yet to build inventory since inception (September 3, 2020 - December 31, 2020)

Intangible Assets

The Company has recorded intangible assets at cost through equity. The intangible assets consist of services of partners and board members.

The services consist of strategic advisory, accounting, and marketing services amortized monthly over the tenure of board members that is recorded on the balance sheet as Additional Paid in Capital (minus stock par value) because service was exchanged for equity over the price of par value.

Property and Equipment

The company has yet to purchase property and equipment since inception (September 3, 2020 - December 31, 2020).

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740").

The Company is subject to tax filing requirements as a C corporation in the federal jurisdiction of the United States within the state of Florida. The Company is less than a year old and had no revenue.

The Company is subject to Corporate income tax filing requirements in the State of Florida.

The standard corporate tax in Florida on federal taxable income is 5.5%. Certain exemptions can lower effective tax rate significantly. A C corporation is required to pay the higher amount of the standard rate minus all exemptions and credits, or an alternative minimum tax rate of 3.3%.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

Concentrations of Credit Risk

Company is currently without credit risk. From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue when:
(1) A signed contract is in place with payment schedule;
(2) Digital Delivery has occurred or services have been provided;
(3) The fee is fixed or determinable;
(4) Collection is reasonably assured.

Revenues are generally recognized upon payment of service. Unpaid services are recorded as deferred revenues or accounts receivable. The Company has yet to record revenue since inception of September 3, 2020 through December 31, 2020.

Warranty Reserve

The Company currently estimates the cost of satisfying warranty claims based on analysis of past experience and provides for future claims in the period the revenue is recognized.

Advertising and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred. The Research & Development costs will include payment of Data Science teams, software, equipment, and anything that is needed within reason to complete a project.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting   currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD   equivalents using foreign exchange rates which prevailed at the balance sheet date.

Non monetary assets and liabilities are translated at exchange rate prevailing at the transaction date.   Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction.

Related   translation   adjustments   are   reported   as   a   separate   component   of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the   grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company has elected early   adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value,   instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option.

In certain cases, this means   that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to   measure the transaction, as this is more reliable than the fair value of the services received.

The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Commitments and Contingencies

The Company is not currently involved or has any pending litigation against the Company or its members.

Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is sixteen million (16,000,000) shares of Class A Common Stock, $0.00001 par value per share. As of December 31, 2020, **11,770,000** shares have been issued and are outstanding.

Preferred Stock

Preferred Stock has yet to be issued and designated.

Equity Based Compensation

The company has yet to reserve shares for future employee stock option issuance.

The Company maintains different vesting schedules for their board members.

Subsequent Events

It has been determined that no events require additional disclosure.

Nature of Activities

King Equity Group Inc. (dba World Data Science Institute) will fund the first funding round through amounts raised under Regulation Crowdfunding under the Securities Act of 1933, as amended.